As filed with the Securities and Exchange Commission on June 29, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    Commission file number 1-14624

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

ABN AMRO Group Profit Sharing and Savings Plan and Trust

Years ended December 31, 2004 and 2003 with Report of Independent Registered Public
Accounting Firm

Employer Identification #13-5268975
Plan #003

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Members of the Committee Administering
the ABN AMRO Group Profit Sharing and Savings Plan and Trust

We have audited the accompanying statements of assets available for benefits of the ABN AMRO Group Profit Sharing and Savings Plan and Trust as of December 31, 2004 and the related statements of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of ABN AMRO Group Profit Sharing and Savings Plan and Trust as of December 31, 2003 were audited by other auditors whose report dated June 25, 2004 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ VELMA BUTLER & COMPANY, LTD.

Chicago, Illinois
June 28, 2005

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Statements of Assets Available for Benefits

	December 31

	2004	2003

Assets
Investments, at Fair Value:
Shares of Registered Investment Companies	$395,078,024	$355,844,875
Bank Collective Funds	231,712,226	359,041,512
ABN AMRO Unitized ADR Fund	15,568,391	11,946,325
ABN AMRO Unitized Income Plus Fund	221,470,590	-
Loans to Participants	27,296,816	22,963,627

Total Investments	891,126,047	749,796,339

Contributions Receivable:
Employers	27,736,200	43,750,367

Total Contributions Receivable	27,736,200	43,750,367

Assets Available for Benefits	$918,862,247	$793,546,706

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Statements of Changes in Assets Available for Benefits

	Year Ended December 31

	2004	2003

Additions
Contributions:
Participants	$58,397,033	$51,439,669
Employers	40,114,799	55,026,192
Investment Income	17,279,184	15,523,080

Total Additions	115,791,016	121,988,941

Deduction
Benefits Paid to Participants	49,622,917	37,841,204
Total Deductions	49,622,917	37,841,204

Net Realized and Unrealized Appreciation
in Fair Value of Investments	59,147,442	94,630,335

Net Increase	125,315,541	178,778,072
Assets Available for Benefits at Beginning of Year	793,546,706	614,768,634

Assets Available for Benefits at End of Year	$918,862,247	$793,546,706

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Notes to Financial Statements

1. Description of the Plan

The following description of the ABN AMRO Group Profit Sharing and Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined-contribution plan covering all eligible employees of LaSalle Bank Corporation (formerly ABN AMRO North America, Inc.), affiliates and subsidiaries, and employees of Consumer & Commercial Client and Private Client & Asset Management Strategic Business Units of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Contributions: Any eligible employee who has commenced participation in the Plan after having completed six months of service is a “limited participant” as defined in the Plan. A limited participant is eligible to participate only to the extent of electing 401(k) contributions to be made on their behalf and receiving Employer matching contributions. Any employee who has completed two years of service as defined in the Plan is eligible to fully participate in the Plan. Full participants may receive contributions from the Employers under the profit-sharing portion of the Plan. Special rules may apply with respect to employees acquired in connection with certain merger or acquisition transactions. Effective July 1, 2002, the percentage limitation increased to 100%, subject to the limits under the law. The Plan allows a participant to change this contribution under certain conditions. The Employers make a matching contribution equal to the lesser of 50% of the participant’s elective deferrals or 2% of such compensation, subject to the limits under law.

Employer contributions under the profit-sharing portion of the Plan are made in discretionary amounts determined by the respective board of directors of the Employers and are credited to each participant’s account based on the relationship of each participant’s annual base compensation earned while a participant to the total of such base compensation of all Plan participants. For all these purposes, compensation is limited by applicable law.

On December 23, 2004, Executive Relocation Corporation (ERC) was sold to North American International Holding Corporation (NAIHC). Effective December 15, 2004, neither elected employer contributions nor matching contributions shall be made to the Plan by, or on behalf of, an ERC participant with respect to any regularly scheduled payroll period ending after December 16, 2004. As of this date, no employee of an affiliate of ERC whose employment is transferred to SIRVA, Inc. or an affiliate shall be thereafter eligible to become a participant of the Plan. As of this date, an ERC participant shall be deemed to have been employed on the last business day of the 2004 Plan year. Lastly, as of this date, the Plan will allow a direct rollover of ERC plan participant’s loan balances to the 401k Plan sponsored by SIRVA, Inc. provided that the amount rolled over constitutes the entire account including the portion that might not be an eligible rollover distribution.

On December 16, 2004, ABN AMRO Trust Services Company (AATSC) was sold to Principal Holding Company (PHC). Effective December 16, 2004, no employee of AATSC and no employee of an affiliate of AATSC whose employment is transferred to PHC or an affiliate of PHC shall be thereafter eligible to become a participant of the Plan. As of this date, an AATSC participant shall be deemed to have been employed on the last business day of the 2004 Plan year. Lastly, as of this date, the Plan will allow a direct rollover of AATSC plan participant’s loan balances to the 401k plan sponsored by PHC provided that the amount rolled over constitutes the entire account including the portion that might not be an eligible rollover distribution.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

On February 2, 2004, ABN AMRO Mortgage Group acquired Envision Real Estate Software, Inc. Effective March 1, 2004, each salaried employee with service on March 1, 2004 who was previously employed by Envision Real Estate Software, Inc. on February 1, 2004 shall be eligible to participate in the Plan effective March 1, 2004 as a Limited Participant, if credited with at least six months of service but less than two years of service on March 1, 2004, or as a Full Participant, if credited with two or more years of service on March 1, 2004.

Investment Options: The Plan offers twelve investment options listed below:

  ABN AMRO Unitized Income Plus Fund
  ABN AMRO Value Fund
  ABN AMRO Real Estate Fund
  LaSalle Aggregate Bond Index Fund
  ABN AMRO Balanced Fund
  ABN AMRO/Montag & Caldwell Growth Fund
  ABN AMRO/Veredus Aggressive Growth Fund
  ABN AMRO Company Stock (ADR) Fund
  LaSalle Large Cap Equity Index Fund
  Artisan International Fund
  ING International Value Fund
  Royce Total Return Fund

Participants are permitted to direct the trustees as to respective percentages of their account balances to be invested in each investment option and are permitted to periodically change those percentages and to direct the trustees to transfer a percentage of their accounts invested between the various funds. Contributions to the funds are invested in the pooled fund of LaSalle Bank N.A. Trust and Asset Management, the ABN AMRO family of mutual funds, and the ABN AMRO Company Stock (ADR) Fund, all parties in interest to the plan. In addition, contributions to the funds are invested in the Artisan and ING International funds and the Royce Total Return Fund.

An amendment was made to the plan in 2004, which will be effective as of January 1, 2005, which states that no participant shall be allowed to make more than three account investment elections in any one month.

Participant Accounts: Net earnings of the Plan are allocated to a participant’s account when earned based on the relationship of each participant’s adjusted account balance to the total of all such adjusted account balances with special adjustment for participant contributions (e.g., elective deferrals, rollovers). Accounts are marked to market on a daily basis. Participant account balances are fully vested at all times.

Payment of Benefits: In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant’s account may be distributed to the participant or beneficiary (in the event of the participant’s death) through the payment of installments over a fixed period of time or in payment of a lump sum. Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account. Special annuity and optional forms of payment apply to certain amounts transferred to the Plan from another plan in a merger.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to the maximum of $50,000, reduced by the highest outstanding balance of the participant’s loans from the Plan during the 12-month period ending on the day before the loan is made. Two outstanding loans are permitted. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans bear interest of 1.5% above LaSalle Bank N.A.’s prime rate in effect on the last business day of the calendar quarter prior to the quarter the loan is made.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Plan Termination: Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall be distributed to him or her.

2. Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments: The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The pooled trust funds for employee benefit plans are valued at quoted redemption value. The fair value of the ADR Fund is based on the market value of the ABN AMRO Holding N.V. American Depository Receipts traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximates fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

Investment Income Recognition: Purchases and sales of securities and funds are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

3. Investments

The Plan’s investments are held by a LaSalle Bank N.A. Trust and Asset Management* (the Trustee) administered trust fund. Through September 10, 2004, Riggs National Bank was retained as custodian for the ADR Fund and as the Plan’s custodian. Effective September 11, 2004, Wachovia has been retained as the custodian for the ADR Fund and as the Plan’s custodian.

Appreciation in the fair value of the Plan’s investments (including investments bought, sold, as well as held during the year) is as follows:

	2004		2003

	Appreciation in Fair Value During Year	Fair Value at End of Year	Appreciation in Fair Value During Year	Fair Value at End of Year

Fair Value as Determined by
Quoted Market Price:
Shares of Registered Investment Companies	$33,773,167	$395,078,024	$55,606,673	$355,844,875
ABN AMRO Unitized ADR Fund*	2,655,645	15,568,391	4,085,680	11,946,325

ABN AMRO Unitized Income Plus Fund*	2,830,615	221,470,590

Total	39,259,427	632,117,005	59,692,353	367,791,200

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

	2004		2003

	Appreciation in Fair Value During Year	Fair Value at End of Year	Appreciation in Fair Value During Year	Fair Value at End of Year

Fair Value as Determined by
Quoted Redemption Value:
Bank Collective Funds*	19,888,015	231,712,226	34,937,982	359,041,512

Total	59,147,442	231,712,226	34,937,982	359,041,512
Fair Value Approximates
Outstanding Balance:
Loans to Participants	-	27,296,816	-	22,963,627

Total	-	27,296,816	-	22,963,627

Total Appreciation (Depreciation)
In Fair Value	$59,147,442	$891,126,047	$94,630,335	$749,796,339

*Indicates a party in interest to the Plan

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2004	2003

ABN AMRO*/Montag & Caldwell Growth Fund	$104,829,972	$95,519,654
ABN AMRO* Balanced Fund	61,491,987	54,296,354
ABN AMRO*/Unitized Income Plus Fund	221,470,590	**
ABN AMRO* Bond Fund	-	43,179,551
Bank Collective Funds*:
LaSalle Large Cap Equity Index Fund	186,698,829	161,425,671
ABN AMRO Income Plus Fund	**	197,615,841
ABN AMRO* Equity Mutual Funds:
Value Fund	74,391,044	60,560,693

Total	$648,882,422	$612,597,764

*Indicates a party in interest to the Plan
**Effective September 11, 2004, concurrent with the plan’s change in custodian, the indicated investment options had designation changes. The designation is presented in the appropriate category for the corresponding time period in which it was effective.

4. Transactions With Parties in Interest

LaSalle Bank Corporation and LaSalle Bank N.A., participating Employers in the Plan, provide all services for the Plan and LaSalle Bank N.A. pays all costs incurred. Such costs include fees for trust services performed by the Trustee.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975
Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

	December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment or Number of Shares/Units	Current Value

Bank Collective Funds*:
LaSalle Large Cap Equity Index Fund	5,992,195	$186,698,829
LaSalle Aggregate Bond Index Fund	4,304,619	45,013,397

Shares of registered investment companies:
ABN AMRO* Value Fund	6,261,872	74,391,044
ABN AMRO* Balanced Fund	5,544,814	61,491,987
ABN AMRO* Bond Fund		-
ABN AMRO*/Montag & Caldwell Growth Fund	4,613,995	104,829,972
ABN AMRO*/Veredus Aggressive Growth Fund	1,855,897	35,187,809
ABN AMRO*/ Real Estate Fund	1,659,331	25,255,011
Artisan International Fund	1,853,745	41,041,911
ING International Value Fund	1,258,622	22,214,672
Royce Total Return Fund	2,530,166	30,665,618

ABN AMRO* Unitized ADR Fund	1,082,333	15,568,391
ABN AMRO* Unitized Income Plus Fund	218,606,841	221,470,590

Loans to participants	Varying rates originated at Prime +	27,296,816
	1.5% and varying maturities
Total investments		$891,126,047

*Indicates party in interest to the Plan.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the ABN AMRO Group Profit Sharing and Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

Date:	June 29, 2005	By:	/s/ Robert Thompson

			Name:	Robert Thompson
			Title:	Senior Vice President,
Trust and Asset Management,
LaSalle Bank N.A.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Velma Butler & Company, Ltd.